FILE NO. 70-8037

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 AMENDMENT NO. 4
                               (POST-EFFECTIVE) TO
                                    FORM U-1

                                   APPLICATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                         CENTRAL POWER AND LIGHT COMPANY
                                  P.O. Box 2121
                           Corpus Christi, Texas 78403

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

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                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)

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                           Wendy G. Hargus , Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                           Wendy G. Hargus, Treasurer
                         Central Power and Light Company
                                  P.O. Box 2121
                           Corpus Christi, Texas 78403

                              Ronald T. Astin, Esq.
                             Vinson & Elkins L.L.P.
                              2300 First City Tower
                               1001 Fannin Street
                            Houston, Texas 77002-6760
                   (Name and addresses of agents for service)


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Item 1.  Description  of Proposed  Transaction  Item No. 1 is hereby amended and restated as follows:
         Central and South West Corporation, a Delaware corporation ("CSW"), is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"). Central Power and Light Company, a Texas corporation ("CPL"), is a wholly-owned electric utility subsidiary of CSW.
         On May 29, 1992, CSW and CPL entered into a settlement with Houston Industries Incorporated, a Texas corporation ("HII"), and its subsidiary, Houston Lighting & Power Company, a Texas corporation ("HLP"), to normalize business relations between the two systems and to settle several disputes which had existed between the two systems for some time. One such dispute involved allegations by CPL that HLP breached its duties and obligations in its performance as the Project Manager of the South Texas Project Electrical Generating Station ("STP"). Other disputes did not raise jurisdictional issues under the Act.
         On July 17, 1992, CSW and CPL (as well as CSW Credit, Inc., a wholly-owned subsidiary of CSW), filed an Application-Declaration on Form U-1 under the Act (File No. 70- 8037) relating to the settlement of the litigation described above and with regard to certain financing activities of CSW Credit, Inc. The Application-Declaration was amended on October 9, 1992, December 3, 1992, and December 23, 1992, and was the subject of orders of the Securities and Exchange Commission (the "Commission") dated December 8, 1992 (Release No. 35-25696)(the "Original Order") and December 29, 1992 (Release No. 35-25720), each of which declared effective CSW's and CPL's Application-Declaration with respect to certain of the matters covered thereby. However, in the Original Order, the Commission reserved jurisdiction with respect to one aspect of the settlement of the litigation, the formation of a new Texas non-profit corporation to act as the operating company for STP, pending completion of the record with respect thereto. The Commission's reservation of jurisdiction was based, in part, upon the fact that at the date of the Original Order the owners of STP had not yet agreed on the structure of
the  proposed   operating   company  for  STP.  Prior  to  the  filing  of  this
post-effective amendment, the owners of STP have approved in substantially final form the structure of such operating company, and CSW and CPL are filing this
amended   application  (as  amended  by  this  post-effective   amendment,   the
"Application") in order to complete the record and request authority from the Commission to enter into the final form of documents to create such operating company.
                                   Background
         STP is jointly owned by HLP, CPL, the City of San Antonio, Texas, acting by and through the City Public Service Board of San Antonio ("San Antonio"), and the City of Austin, Texas ("Austin" and, collectively with HLP, CPL and San Antonio, the "Owners"). STP consists of three principal types of assets and properties: (1) two 1250 megawatt nuclear-fueled generating units;
(2) a plant site and common station facilities; and (3) a 400-foot-wide transmission corridor. The two generating units and all of the common facilities incident thereto, including the plant site, are owned by the Owners as tenants-in-common. Each of the Owners is a party to an agreement (as heretofore amended, the "Participation Agreement"), which provides for the joining together of the Owners as tenants-in-common in owning and operating facilities for the production of electric energy and for the delivery of the electric energy produced to each Owner according to its respective ownership interest in STP. The Participation Agreement has been previously filed with the Commission. The electric energy so obtained by each Owner from the jointly-owned facilities is distributed and sold by that Owner within its own system. Under the Participation Agreement, the current ownership of STP is as follows:

           HLP                             30.8%

           CPL                             25.2%

           San Antonio                     28.0%

           Austin                          16.0%

           Total                          100.0%

         Presently, a management committee comprised of one representative of each Owner makes all material decisions and determinations incident to the operation of STP. In the absence of unanimity, this committee generally acts through the vote of two or more Owners holding at least 60 percent of the ownership interest in STP. Currently, HLP acts as the sole project manager of STP, except for maintenance of the transmission corridor, which is the responsibility of CPL. As project manager, HLP initiates the preparation of engineering and administrative plans and studies and furnishes the management committee with all necessary information upon which determinations are made by the management committee and carries out and coordinates the directions of the management committee incident to the operation of the system and the generation of power. In addition, as project manager HLP management maintains and furnishes the Owners with all required records of costs and expenses to permit the Owners properly to reflect and report their interests in STP in their respective financial and income statements. Under the Participation Agreement, the management committee has the power to remove HLP as project manager by the vote of a majority of the ownership interest.

                            The Proposed Transaction
         In order to give each Owner an equal voice in the operation of STP, the Owners have agreed to relieve HLP of its rights and obligations as project manager and to have a new entity, STP Nuclear Operating Company, a Texas non-profit corporation without membership interests ("OPCO"), assume HLP's obligations to manage STP. The Owners determined to use a state law non-profit corporation to operate STP by contract to better assure a proportionate sharing of costs, liabilities and benefits associated with the operation of STP.
         OPCO, as operator of STP, will not be an owner of STP and will not be entitled to take, or have any ownership interest in, any energy generated by STP. OPCO will be formed by the Owners. It is proposed that the Owners will effect the substitution of OPCO for HLP in the operation of STP by entering into an Amended and Restated Participation Agreement (the "Amended Participation Agreement") in substantially the form attached as Exhibit 12. The Owners also propose to enter into the South Texas Project Operating Agreement with OPCO (the "Operating Agreement")(attached hereto as Exhibit 13), pursuant to which OPCO will maintain and operate STP, subject to the control and direction of an Owners Committee consisting of representatives of the Owners appointed under the terms of the Amended Participation Agreement.
         OPCO will be organized as a non-stock, non-member, non-profit corporation under the Texas Non-Profit Corporation Act. This structure was selected by the Owners because of legal issues posed by other alternatives for Owners other than CPL. Specifically, the Texas Constitution prohibits municipal entities from owning stock in a private corporation or from lending their credit to private  entities.1 However,  this prohibition does  not,  in  the  opinion  of  counsel  to  San  Antonio  and  Austin,  limit participation in a non-profit corporation, at least with respect to a corporation that has no members and no outstanding ownership interests.2 Similarly, HII's exempt status under the Act requires all of its "subsidiary companies" within the meaning of the Act to be organized under the laws of Texas. Although CSW and CPL have been advised that HII does not regard OPCO as a "subsidiary company" within the meaning of the Act, the issue is avoided by utilizing a Texas entity. The Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws") of OPCO will be in substantially the forms attached as Exhibits 14 and 15, respectively. Pursuant to the Articles and Bylaws, the Operating Agreement and the Amended Participation Agreement, the Owners will manage the affairs of OPCO. Under the Articles and the Bylaws, each Owner appoints one director to the Board of Directors of OPCO (an "Owner Director"). In addition, the chief executive officer (chosen by and subject to removal by the affirmative vote of three Owner Directors) of OPCO serves as a director. Owner Director vacancies may be filled only by the Owner who designated the person whose absence created the vacancy. If the vacancy is created by the absence of the chief executive officer of OPCO, such vacancy is filled by the affirmative vote of three of the Owner Directors.3
Each  Owner  Director  is expected to advocate and further the  interests of the Owner who  appointed  the Owner Director;
--------
 1 Tex. Const., art. III, ss. 53 (amended 1904).
 2 At least two opinions of the Texas Attorney General have authorized municipalities to enter into such arrangements. See Op. Tex. Att'y Gen. No. M-1023 (1971) and Op Tex. Att'y. Gen No. DM-1994 (1992).
 3 Article VII of the Articles and Section 2.2 of the Bylaws of OPCO.

and no Owner Director is expected to further the interests of the other Owners. 4 The officers of OPCO are elected or appointed by the Board of Directors.

     OPCO is not authorized under its Articles to conduct any business or activity other than serving as operator of STP pursuant to the Operating Agreement and is prohibited from engaging in any activity seeking profit or pecuniary gain.5 A unanimous vote of the Board of Directors is necessary to dissolve OPCO or merge it with any other entity or to amend its Articles and Bylaws.6 Any residual assets remaining upon the dissolution of OPCO may not be distributed to any person other than a governmental agency or charity.7

     Pursuant to the Operating Agreement, OPCO will not have an ownership interest in (i) the property or utility assets constituting STP, (ii) the power generated by STP, (iii) the revenues received from the sale of power, or (iv) the fuel used to generate the power.8 STP will continue to be owned by the Owners as tenants-in-common pursuant to the terms of the Amended Participation Agreement. As between OPCO and the Owners, all risks associated with ownership or loss of the property comprising STP and all benefits issuing from ownership will be vested in the Owners.9 The Operating Agreement provides that the Owners recognize that OPCO "is a non-profit corporation, formed, controlled and financed by the [Owners] solely for the
--------

4 Article IV of the Articles of OPCO.
5 Article IV of the Articles of OPCO.
6 Articles VIII and IX of the Articles of Incorporation of OPCO.
7 Article VIII of the Articles of OPCO.
8 Section 2.2E of the  Operating Agreement.
9 Section 4.2 of the Operating Agreement.



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purpose  of  acting  on  behalf  of  the   [Owners]  in  carrying  out  the
responsibilities  which are described  herein."10 The Owners indemnify OPCO from any damage resulting from its performance under the Operating Agreement. Such indemnity is intended by the Owners to hold OPCO harmless from any liability arising from OPCO's operation of STP11 and is consistent with the objective of all Owners that all actual costs or expenses of OPCO of whatever nature will be borne by the Owners severally in accordance with their respective ownership interests in STP. Such costs would be incurred by OPCO based on budgets approved by the Owners after consultation with OPCO. OPCO will have no right or authority to bind the Owners, without their consent, to the acquisition or disposition of property.12
         Pursuant to the Operating Agreement, OPCO would possess, use, maintain, repair, improve, operate, decontaminate and decommission STP (excluding operation of certain transmission corridors and switch yards, which will remain in the control of HLP or CPL). OPCO will provide or provide for all labor, supervision, supplies, equipment and services for the operation, maintenance, repair, replacement, reconstruction, decontamination and decommissioning of all aspects of STP in order to deliver to the Owners the electric power generated at STP. The Owners will bear the costs and expenses incurred by OPCO in operating STP in proportion to their respective ownership interests in STP, but OPCO will not have any right to any of the electric energy produced by STP and will not be entitled to any management fee or similar compensation and will derive no profit from its operations under the Operating
--------

10 Section 6.1 of the Operating Agreement.
11 Section 6.1, 6.2 and 6.3 of the Operating Agreement.
12 Section 14.1 of the Operating Agreement.

Agreement.  OPCO  will not be  permitted  to  market  on behalf of any Owner any electric energy produced by STP. Any property of whatsoever kind or nature acquired by OPCO will be acquired for the account and benefit of the Owners and will be owned by the Owners as tenants-in-common as provided in the Amended Participation Agreement.13
                              Issues Under the Act
     Section 2(a)(3). The applicants believe that the activities of OPCO undertaken in accordance with the provisions of the Amended Participation Agreement should not cause OPCO to be regarded as an "electric utility company" within the meaning of Section 2(a)(3) of the Act, because OPCO will not possess the level of operating authority with regard to STP necessary to cause it to be deemed to "operate" STP under Section 2(a)(3) pursuant to the Ebasco Services, Inc. line of no-action letters,14 nor is such a result required by the plain meaning of the statute or, in applicants' view, sound public policy. As previously stated, OPCO will have no ownership interest in STP or the electricity generated by STP. Applicants believe that OPCO will not "operate" STP because OPCO will be subject to supervision of the Owners and, accordingly, will not have complete operating responsibility over STP and because OPCO will not be paid fees based on revenue or income. In effect, OPCO will serve as a device for allocating actual
--------

13 Sections 1.7, 2.1, 2.2E, and Article III of the Operating Agreement.
14 Ebasco Services,  Inc., SEC No-Action Letter,  (publicly  available
September 16, 1982). Since the issuance of Ebasco Services, Inc., a series of similar no-action letters have confirmed the conclusions reached in Ebasco Services, Inc., even in cases in which the company in question had a greater measure of responsibility than is contemplated for OPCO. See, Westvaco Corp. , SEC No-Action Letter, (publicly available August 26, 1996), Tucson Elec. Power Corp., SEC No-Action Letter, (publicly available September 27, 1995), Kenetech Windpower, Inc., SEC No-Action Letter, (publicly available April 15, 1994) Ogden Martin Systems of Clark Limited Partnership, SEC No-Action Letter, (publicly available December 6, 1993, Bechtel Power Corporation, SEC No-Action Letter, (publicly available May 22, 1991); Colstrip Energy Limited Partnership, SEC NO-Action Letter, (publicly available December 7, 1989), and Combustion Engineering, Inc., SEC No-Action Letter, (publicly available August 24, 1987).

operating expenses among the Owners of STP, and OPCO will derive no other revenues from its activities beyond those necessary to defray such expenses. Indeed, except for the substitution of OPCO as the operator, the Amended Participation Agreement is not materially different from the Participation
Agreement and, accordingly, applicants believe, is properly regarded as a reorganization of the existing relationship among the Owners rather than as the admission of a new "electric utility company" as "operator" of STP.
     The arrangements regarding OPCO are very similar to the situations in which the Commission staff has granted no-action relief regarding similarly structured operating companies or in which exemption applications have been approved by the Commission because the arrangements under discussion did not involve an "operator" within the meaning of Section 2(a)(3) of the Act due to the level of authority retained by the owners of the facilities. See Wolf Creek Operating Corporation (publicly available December 11, 1995), Western Resources, Inc. (publicly available June 26, 1995) and Kansas Power & Light Company, Release No. 35-25465 (February 5, 1992).15 Accordingly, applicants believe that the formation of OPCO and the implementation of the South Texas Project Operating Agreement does not result in OPCO becoming the "operator" of STP within the meaning of the Act.

     Sections 9(a) and 13(b). The formation of OPCO does not involve the acquisition of a "security" within the meaning of the Act, since the formation of OPCO does not involve the
--------

15 See, also, Ogden Martin Systems of Clark Limited Partnership (publicly available December 6, 1993, Bechtel Power Corporation, (publicly available May 22, 1991); Colstrip Energy Limited Partnership (publicly available December 7, 1989), Combustion Engineering, Inc. (publicly available August 24, 1987) and Ebasco Services, Inc. (publicly available August 17, 1982).

acquisition of any instrument enumerated in the Act as a "security" or of any instrument commonly thought of as a security. Indeed, the Owners will not acquire anything upon the formation of OPCO, but are merely reorganizing their existing relationship in a fashion that does not result in the creation of a new venture or the acquisition by any of the Owners of any right or power they do not already possess under the existing Participation Agreement. Accordingly, applicants believe the formation of OPCO does not involve the acquisition of "any security" or "any other interest in any business" within the meaning of
Section 9(a)(1) of the Act, since the operation of power plants is an inherent part of the core business of electric utility companies. The formation of OPCO is not, in applicants' view, an "other" interest in any business, merely the reorganization of the Owners' existing interest in their existing business, STP. See GPUNC, SEC No-Action Letter, (publicly available September 27, 1995). However, CSW and CPL request any necessary authority under Section 9(a)(1) of the Act to effect the transactions described herein.
         While not entirely clear under existing law, each of CSW and CPL will treat OPCO as a "subsidiary company" within the meaning of Section 2(a)(8) of the Act, and CSW and CPL will comply with all applicable provisions of the Act and rules and regulations thereunder with respect to OPCO. In addition, each of CSW and CPL will treat OPCO as a subsidiary service company subject to Section 13(b) of the Act and will cause an annual report on Form U-13-60 to be filed in respect of OPCO's activities. The applicants request that the Commission waive the requirement that a Form U-13-1 Application-Declaration be filed in respect of the formation of OPCO as all information required by that Form is contained herein or will be provided by amendment.

         The documents with respect to OPCO are in substantially final form, although additional minor changes may be made to such documents. CSW and CPL request that the Commission release jurisdiction and issue an appropriate order authorizing CPL to enter into and conclude the final form of documents to create OPCO. CSW and CPL will augment the record herein with the final documents to be filed with a certificate of notification. Item 2. Fees, Commissions and Expenses. Item 2 is amended as follows:
         An estimate of the approximate amount of fees and expenses to be incurred in connection with the proposed transactions and not previously reported is as follows:

Type of Expense                              Approximate Amount


Counsel Fees                                      $35,000


Miscellaneous and Incidental Expenses               $1500
including, travel, telephone, copying and postage


Item 3.  Applicable Statutory Provisions.
Item 3 is amended as follows:
         Sections 9(a), 10 and 13 of the Act are or may be applicable to CPL's participation in OPCO. Sections 9(a) and 10 may be deemed to be applicable to CPL's participation in OPCO insofar as such participation is construed as the acquisition of an "interest in any business" under Section 9(a)(1) notwithstanding the fact that no securities are being acquired. To the extent any other sections of the Act may be applicable to the proposed transactions, CSW and CPL request appropriate orders of exemption thereunder to permit the formation of OPCO and the implementation of the revised management arrangements with regard to STP as described herein.

Item 4.  Regulatory Approvals.
Item 4 is amended as follows:
         The Owners have requested letter rulings from the Internal Revenue Service as to the tax status of OPCO. Also, other approvals from the state or local authorities which may be required will be sought. Item 5. Procedure. Item 5 is amended as follows:
         CSW and CPL request that the Commission issue and publish no later than June 6, 1997 the requisite notice under Rule 23 with respect to the filing of this application, such notice to specify a date not later than July 2, 1997 as the date after which an order granting and permitting this application to become effective may be entered by the Commission, and that the Commission enter not later than July 3, 1997 an appropriate order granting and permitting this Application to become effective.
         CSW and CPL respectively request that appropriate and timely action be taken by Commission in this matter..
         No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter.
         The Division of Investment Management may assist in the preparation of the Commission's decision in this matter.

         There should be no 30-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter; and CSW and CPL respectively request that any such order be made effective immediately upon entry thereof. Item 6. Exhibits and Financial Statements. Item 6 is amended by adding at the end thereof the following:
         Confidential
         Exhibit 12 - Form of Amended and Restated Participation Agreement (to be filed by amendment).

         Confidential
         Exhibit 13 - Form of South Texas Project Operating Agreement (to be filed by amendment).

         Confidential
         Exhibit 14 - Form of Articles of Incorporation of OPCO (to be filed by amendment).

         Confidential
         Exhibit 15 - Form of Bylaws of OPCO (to be filed by amendment).

         Exhibit 16 - Preliminary Opinion of Vinson & Elkins LLP, Counsel to CSW and CPL (to be filed by Amendment).

         Exhibit 17 - Final or "past tense" opinion of Vinson & Elkins LLP, Counsel to CSW and CPL (to be filed with Certificate of Notification).

         Exhibit 18 - Financial Data Schedule (per books and pro forma)(to be filed by amendment).

         Exhibit 19 - Financial Statements (per books and pro forma) of CSW and CPL and consolidated subsidiaries as of March 31, 1997 (to be filed by amendment)

         Exhibit 20 - Proposed Form of Notice.

                                S I G N A T U R E

                  Pursuant to the requirements of the Public Utility Holding company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
Dated:  May 23, 1997
                                              CENTRAL AND SOUTHWEST CORPORATION


                                              By:/s/ WENDY G. HARGUS
                                                     Wendy G. Hargus
                                                     Treasurer

                                S I G N A T U R E


                  Pursuant to the requirements of the Public Utility Holding company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
Dated:  May 23, 1997

                                             CENTRAL POWER AND LIGHT COMPANY

                                             By:/s/ WENDY G. HARGUS
                                                    Wendy G. Hargus
                                                    Treasurer

                                INDEX OF EXHIBITS

EXHIBIT                                                TRANSMISSION
NUMBER                 EXHIBITS                        METHOD


12   Form of Amended and Restated Participation
     Agreement (to be filed by amendment)


13   Form of South Texas Project Operating
     Agreement (to be filed by amendment)


14 Form of Articles of Incorporation of OPCO (to be filed by amendment)


15   Form of Bylaws of OPCO (to be filed by
     amendment)


16   Preliminary Opinion of Vinson & Elkins LLP,
     Counsel to CSW and CPL (to be filed by
     Amendment)


17   Final or "past tense" opinion of Vinson & Elkins LLP,
     Counsel to CSW and CPL (to be filed with Certificate of Notification)


18 Financial Data Schedule (per books and pro forma) (to be filed by amendment)


19 Financial Statements (per books and pro forma) of CSW and CPL and consolidated subsidiaries as of December 31, 1996 (to be filed by amendment)


20   Proposed Form of Notice                                EDGAR